Mail Stop 6010

August 16, 2006

Mark L. Casner, President and Chief Executive Officer
Digirad Corporation
13950 Stowe Drive
Poway, California 92064

Via U S Mail and FAX [(858) 726-1546]

> **Re:**   **Digirad Corporation**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **File No. 0-50789**

Dear Mr. Casner:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant